SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 6, 2013

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: May 6, 2013 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

Buenos Aires, June 4, 2013

To the

Buenos Aires Stock Exchange

Re: Termination of Government Intervention

Dear Sirs,

We hereby inform you that notice of Resolution No. I/2,587 has been served by the National Gas Regulator (ENARGAS) to MetroGAS S.A. This resolution, dated May 31, 2013, copy of which is attached hereto, provides for the termination of the Company's intervention established by Resolution ENRG No. I-1,260 dated June 17, 2010 and its extensions.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations